Jacob Adoni, CEO, and Director

Jacob, 58, is the CEO of the Company and an experienced businessman and entrepreneur. Prior to his tenure as CEO of Keep Healthy, Jacob served and owned a number of businesses in various roles. From 2008 until 2013, Jacob was registered at Blackbook Capital, LLC. Through March 2014, Jacob was the owner, and served as the CEO, of PLV Studio, Inc., a women's shoes and accessories manufacturer and retailer. He was also a principal of The Adoni Group, a wholesale importer of shoes, handbags and accessories, until June 2014, when a bankruptcy petition was filed against The Adoni Group.[1] For four years until April 2015, Jacob was registered as licensed real estate broker and salesperson for Bobrow, Inc., a real estate brokerage firm. In 2015, Jacob worked as a consultant for Made In Midtown, and was a registered representative for Rockwell Global Capital, LLC, a securities and investments firm. In addition to his role as CEO of the Company, Jacob currently serves as president of FMF Corp., a retail grocery company, and as a licensed as a real estate broker and salesperson for VIP Realty, Inc., a real estate brokerage firm. He is a member and manager of AJA, LLC, a real estate company, and is the sole owner of Harbor Park Realty, LLC, a real estate company.

Until its sale in 1993, Jacob was the CEO and a director of The Simone Group, Inc., a handbag and shoe manufacturer with a class of equity securities registered under the Securities Exchange Act, of 1934, as amended (the "Exchange Act"). In January 1997, the Securities and Exchange Commission brought a complaint against Jacob and the Simone Group alleging that he had knowledge that in December 1992, one of the Simone Group's employees prematurely and improperly recognized revenue. Jacob denied that he had knowledge of any improper revenue recognition and believed that the underlying complaint against the Simone Group's employee was without merit. Subsequent to the sale of the Company, Jacob entered the securities business and was in the process of securing registration at a broker-dealer. To obtain closure, in March 1997, Jacob consented, without admitting or denying the allegations of the complaint, to a permanent injunction prohibiting him from violating the record-keeping requirements of Section 13(b)(5) of the Exchange Act, and rules 13b2-1, and 13b2-2 issued under the Act. Jacob also paid a civil penalty of $37,500.00.

The Securities and Exchange Commission ultimately withdrew the complaint against the Company's employee and Jacob subsequently became licensed as a registered securities principal (Series 7, 62 and 24) in the year 2000.

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[1] For additional information on this proceeding, please contact the Company.